

February 14, 2014

Via E-mail
John C. Lycouris
Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06878

> **Re: Dorian LPG Ltd.**
> **Draft Registration Statement on Form F-4**
> **Submitted January 30, 2014**
> **CIK No. 0001596993**

Dear Mr. Lycouris:

We have limited our review of your draft registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have outstanding comments related to your registration statement on Form F-1 (File No. 377-00444) originally submitted on January 21, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

Summary of the Exchange Offer, page 8

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Q&A No. 8 in Exchange Act Release No. 16623 (March 5, 1980).

3. We note your disclosure under the "Tax Considerations" section that because you have no current revenue producing operations, there is a significant risk that you will be treated as a "passive foreign investment company" for U.S. federal income tax purposes for your 2014 taxable year or your 2015 taxable year. In light of the fact that your financial statements reflect a significant amount of revenue related to charters of vessels for all periods presented, it appears that you do have revenue producing operations. Please revise this disclosure as appropriate.

The Exchange Offer, page 95

Terms of the Exchange Offer, page 96

4. Refer to the following disclosure on page 96: "The date of acceptance for exchange of the Original Shares, and completion of the Exchange Offer, will be the exchange date, which will be one to two business days following the Expiration Date (unless such period is extended as described in this prospectus). The Exchange Shares issued in connection with this Exchange Offer will be delivered promptly following the exchange date." Please revise to clarify that the issuer will deliver the Exchange Shares promptly after the Expiration Date. See Exchange Act Rule 14e-1(c). Tendered shares must be accepted for exchange by the morning of the next business day after the Expiration Date, unless the offer is extended or a regulatory condition necessary to the consummation of the offer survives expiration.

5. See our last comment above and refer to the bullet points on page 97. The first bullet point references a delay in the acceptance of Original Shares as may be permitted under SEC rules." The second bullet point refers to an extension of the Exchange Offer. It is not clear under what circumstances the acceptance of Original Shares could be delayed other than for the satisfaction of certain regulatory conditions which are not offer conditions in this Exchange Offer. Please revise or advise.

6.   Refer to the following statement on page 98: "That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition." We have no objection to the inclusion of offer conditions provided that they are objectively determinable and outside the offeror's control. Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e) because action or inaction by the issuer may trigger the listed offer condition.

7.   Refer to the following statement on page 98: "Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response letter.

8.   See our last comment above. Refer to the following statement on page 98: "Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time." We further note the statement on page 97 that if you determine that a stated condition of the offer has been triggered you reserve the right "in [your] sole discretion" to "delay acceptance of any Original Shares[.]" When an offer condition is triggered by events that occur before the expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP